CONSENT OF DIRECTOR-NOMINEE

This Consent of Director-Nominee is delivered in connection with the registration statement on Form F-4 of Eurasian Minerals Inc. filed with the Securities Exchange Commission (file No. 333-180092) (as it may be amended from time to time, the “Registration Statement”) for the registration under the Securities Act of 1933, as amended, of shares of common stock issuable in connection with the acquisition of Bullion Monarch Mining, Inc.

The undersigned consents to (a) the references made to the undersigned in the Registration Statement and related proxy statement/prospectus as having consented to serve as a director of Eurasian Minerals Inc. following the completion of the merger contemplated by the Registration Statement and such proxy statement/prospectus and (b) the inclusion of certain biographical information regarding the undersigned in the Registration Statement and related proxy statement/prospectus.

July 25, 2012	/s/ James “Andy” Morris
James “Andy” Morris